Mail Stop 4561

August 8, 2008

Mr. John J. Hayes
Chief Executive Officer and President
Sunair Services Corporation
595 South Federal Highway
Suite 500
Boca Raton, FL 33432

> **Re: Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 05/15/08**
> **File No. 001-04334**

Dear Mr. Hayes:

We have reviewed your response letter dated July 25, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.   We note your response to comment 1. To the extent that you continue to refer to the valuation specialist in future filings, please clarify the specialist's role in your disclosure similar to the information included in your response to us.

Item 8 – Financial Statements and Supplementary Data

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 34

2.   We note your response to comment 4 and your proposed disclosure. You state that you recognize revenue over the life of your pest control service contracts in proportion to the direct costs that you incur. You also state that at the inception of a new baiting services contract, the system is installed, and you recognize revenue for the installation of the monitoring stations, initial directed liquid termiticide treatment and rendering of the initial monitoring services. The remaining portion of the annual fees billed are deferred and recognized as the remaining monitoring services are rendered over the annual period.
    - Since you determine the amount of annual fees to recognize and to defer using an estimate of the total direct costs expected to be incurred over the life of the contract, please tell us how your estimates of direct costs compare to your actual experience.
    - Furthermore, since you also offer customers the ability to renew their contracts for an additional year of monitoring services, please tell us how the amount of the initial annual fees that is deferred in the first year for monitoring services compares to the amount charged for a renewal, which represents another year of monitoring services.
    - Lastly, please address your customers' ability to terminate their contracts and tell us if there is a right to a refund.

3.   We note your responses to comments 4 and 6. You state that the sale of telecommunication devices by Telecom FM are recorded when products are shipped, risk of loss has passed to unaffiliated customers, and collectibility is reasonably assured. You also state that the sales of telecommunication devices by Telecom FM are not multiple-element arrangements. However, per review of Telecom FM's website, www.telecomfm.co.uk, in addition to the sale of your product you also provide services to customers including training, customer support, and installation. Please reconcile your responses to us with the information provided on your website. To the extent that services are provided to customers, please tell us how you account for these services and the accounting guidance that you relied upon to determine your revenue recognition policy.

4.	You also state in your proposed disclosure that you recognize revenues from liquid and drywood termite application when the services are rendered. Please provide us with more detail regarding these arrangements including the length of the contracts related to these treatments and when the applications are performed. If these treatments are generally one-time applications, please tell us if reapplications are ever required/provided, and, if so, tell us if any costs are accrued for such reapplications.

Note 11 – Sale of Securities – Private Placements, page 48

5.	We note your response to comment 7. You state that the management agreement was separately discussed, reviewed, and negotiated; however, the management services agreement, filed as Exhibit 10.3 in your 8-K dated March 25, 2005, states that you entered into the management services agreement pursuant to which RPC will provide certain management services to your company "in accordance with the terms of the purchase agreement." Furthermore, we note that the management fee for the initial term (one year) will be tied to the purchase price of the securities; thus, it appears to us that the sale of securities and the management services agreement were contemplated simultaneously. You also state that you believe the terms of the management services agreement to be at market value. In light of the fact that the first year of management fees is based on 1/16 of the purchase price of the securities and the following years are based on 1% of gross revenues from the operations of your company, please tell us how you determined that the terms are at market rates.

Note 12 – Discontinued Operations, page 48

6.	We note your response to comment 8. You advised us that the tax matters are only partially resolved and therefore the $750,000 of cash remains in escrow. Since this cash will only be released to you upon the resolution of these tax matters, please tell us why you determined that it was appropriate to recognize an immediate gain on the sale of Percipia, rather than deferring the gain until the tax matters are resolved.

Note 17 – Segment and Geographic Information, page 52

7.	We note your response to comment 9. You state that your Chief Operating Decision Makers (CODMs) review the financial information for each of the pest control and lawn and shrub care businesses at the revenue and gross margin level. You also state that sales and certain operating costs are evaluated by service type. Therefore, it is not clear to us why you do not consider these different services to be separate operating segments in accordance with paragraph 10 of SFAS 131 since your CODMs do review the operating results of the different businesses. Please explain further.

Form 10-Q for the quarter ended March 31, 2008

8.   We note your response to comment 11. You state that cash flows from operating activities generated by Middleton for the six months ended March 31, 2008 were $1.5 million; however, cash flows used in operating activities for the consolidated company for the six months ended March 31, 2008 were ($1.9). Please reconcile these two amounts. Furthermore, you state that at March 31, 2008 your year to date projections that were utilized in your September 30, 2007 goodwill valuation analysis were in line with actual year to date results; however, we note that you used a 15.3% growth rate for 2008 in your September 30, 2007 analysis. Please explain to us how you determined that this still appears reasonable based on your results through March 31, 2008.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant